

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Steven Voskuil
Chief Financial Officer
The Hershey Company
19 East Chocolate Avenue
Hershey , PA 17033

     **Re: The Hershey Company**
         **Form 10-K for the year ended December 31, 2022**
         **File No. 1-00183**

Dear Steven Voskuil:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing